Presidio Property Trust, Inc.
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

August 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mr. Ronald E. Alper

Re: Presidio Property Trust, Inc.
Registration Statement on Form S-11
Filed August 4, 2020
File No. 333-220514

Dear Mr. Alper:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Presidio Property Trust, Inc. (the “Company”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. Eastern Time on Monday, August 10, 2020, or as soon as thereafter practicable, or at such other time as the Company or its outside counsel, Ellenoff Grossman & Schole LLP, requests by telephone that such Registration Statement be declared effective.

Very truly yours,

/s/ Jack K. Heilbron
By: Jack K. Heilbron
Title: Chief Executive Officer and President

cc:	Ellenoff Grossman & Schole LLP Nelson Mullins Riley & Scarborough LLP